Exhibit 99.4

Sphinx Investment Corp. Issues Statement on Seanergy

June 3, 2024 – Nicosia, Cyprus – Today, Sphinx Investment Corp. (“Sphinx”) released the following statement in respect of its investment in Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP):

Sphinx has reviewed Seanergy’s recent statements to the media and in its May 31 press release. It appears to us that Seanergy thinks that it can confuse shareholders into forgetting what CEO Stamatis Tsantanis and the “independent” members of the Seanergy Board of Directors (the “Board”) have done to them by reciting platitudes about good governance and strategic plans. Let us help refresh their memories:

1.	The Seanergy Board effectively robbed shareholders of their governance rights by selling 49.99% of its voting power to CEO Tsantanis for a paltry $250,000, at a time when the Company had more than $400 million in assets. This transaction was rubber stamped by Mr. Tsantanis’s handpicked Board. This is not an “open-minded” Board that has shown it values good governance or is “committed to acting in the best interests of the Company and its shareholders”.

2.	Seanergy states that a proxy fight would be “costly”. What would be costly would be allowing this Board to continue to engage in self-dealing with impunity.

3.	Seanergy has alleged that Mr. Economou “has not engaged with us meaningfully or articulated any new ideas for the company”. The truth is that Mr. Tsantanis has refused multiple requests that he speak directly with Mr. Economou in order to potentially find a way to fix the economic and governance damage that Mr. Tsantanis and the rest of the current Board has and continues to inflict on shareholders. Perhaps Mr. Tsantanis is afraid?

Our ongoing litigation and shareholder proposals are not based on a simple policy disagreement. This is about what is right and what is wrong.

Cadwalader, Wickersham & Taft LLP is representing Sphinx in connection with its ongoing litigation and potential proxy solicitation in respect of Seanergy.

CONTACTS

Legal

Richard Brand

Partner and Co-chairman of Corporate

Cadwalader, Wickersham & Taft LLP

200 Liberty Street, New York, NY 10281

Tel: +1 (212) 504-5757

Richard.Brand@cwt.com

Media

Dan Zacchei